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April 30, 2010

Asian Development Bank
P.O. Box 789
0980 Manila, Philippines

Ladies and Gentlemen:

We have acted as special English counsel to the dealers (the “Dealers”) named in the Terms Agreement dated as of 28 April 2010 (the “Terms Agreement”) between the Asian Development Bank (the “Issuer”) and the Managers, in connection with the offering by the Issuer of BRL225,000,000 9.25 per cent. Notes due 30 April 2013 payable in United States dollars (the “Notes” which expression, unless the context otherwise requires, includes the Global Note (the “Global Note”)) pursuant to ADB’s Global Medium-Term Note Programme (the “Programme”).  This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.  The Notes will be issued with the benefit of the Global Agency Agreement (as defined below).

In arriving at the opinions expressed below we have reviewed copies of the following documents:

(1)           a copy of the Standard Provisions dated as of May 17, 2004 (the “Standard Provisions”) relating to the issuance of Notes from time to time by the Issuer under the Programme;

(2)           an executed copy of the Global Agency Agreement dated as of May 17, 2004 (the “Global Agency Agreement”), among the Issuer, Citibank, N.A., as global agent, and BGL BNP Paribas (as successor to Fortis Banque Luxembourg S.A., Banque Générale du Luxembourg S.A. and BGL Société Anonyme), as paying agent and transfer agent, as amended and supplemented through Supplement No. 1, dated June 23, 2004, and as further amended on August 22, 2007 and on January 27, 2009;

The Toronto-Dominion Bank et al., p. 2

(3)           the forms of Notes (including the forms of the Global Notes) attached as exhibits to the Global Agency Agreement;

(4)           the Prospectus dated July 20, 2005 relating to the Programme (the “Prospectus”) and setting out the Terms and Conditions of the Notes; and

(5)           the pricing supplement dated April 28, 2010 relating to the Notes.

In this opinion letter, the Standard Provisions, the Global Agency Agreement and the Notes are referred to collectively as the “Transaction Agreements” and individually as a “Transaction Agreement”.

In rendering this opinion we have assumed and not verified:

(a)	that, insofar as any obligation falls to be performed in any jurisdiction outside England, its performance will not be illegal, ineffective or constrained by virtue of the laws of that jurisdiction;

(b)
that there are no provisions of the laws of any jurisdiction outside England and Wales that would have any implication for the opinions we express and that, insofar as the laws of any jurisdiction outside England and Wales may be relevant to this opinion letter, such laws have been and will be complied with;

(c)
the genuineness of all signatures, stamps and seals, the authenticity and completeness of all documents supplied to us and the conformity to the originals of all documents supplied to us as certified photocopies or facsimile copies;

(d)
that, where a document has been examined by us in draft or specimen form, it will be or has been executed in the form of that draft or specimen and, in the case of Notes, that they will be duly authenticated in accordance with the terms of the Global Agency Agreement;

(e)	that, where a document is required to be delivered, each party to it has delivered the same without it being subject to any escrow or other similar arrangement;

(f)
that each of the Transaction Agreements has been or will be duly authorised, executed and delivered by each of the parties to such Transaction Agreement and each such party has the power, capacity and authority to execute and deliver and to perform its obligations contained in each of the Transaction Agreements to which it is a party;

(g)
that the terms and conditions of any Notes which supplement or replace those set out in the Global Agency Agreement (the “Additional Terms”) will be clear and unambiguous and that there will be no provisions in the Additional Terms which, either when taken by themselves or in the context of an issue of Notes, will be contrary to any law or public policy of England or which for any other reason would not be enforceable or upheld by the courts in England;

The Toronto-Dominion Bank et al., p. 3

(h)	that the issuance of the Notes has been validly authorised by the Issuer and each Note, (when issued) will have been duly issued;

(i)	the absence of any other arrangements between any of the parties to any of the Transaction Agreements which modify or supersede any of the terms of any of the Transaction Agreements;

(j)
the accuracy as to factual matters of each document we have reviewed (including, without limitation, the accuracy of the representations and warranties of each of the parties to the Transaction Agreements) and the compliance by each of the parties thereto with each of their respective obligations under the Transaction Agreements;

(k)
that none of the parties to the Transaction Agreements has taken or will take any action in relation to the Notes which is or would be a contravention of the applicable provisions of Directive 2003/71/EC of the European Parliament (the “Prospectus Directive”), the Financial Services and Markets Act 2000 (the “FSMA”) and any applicable secondary legislation made under it with respect to anything done by any of them in relation to the Notes in, from or otherwise involving the United Kingdom (including Sections 19 (carrying on a regulated activity), 21 (financial promotion), 85 (public offers) and 118 (market abuse) of the FSMA);

(l)
that each issue of Notes in respect of which particular restrictions, laws, guidelines, regulations or reporting requirements apply will only be issued in circumstances which comply with such restrictions, laws, guidelines, regulations or reporting requirements as apply from time to time; and

(m)
that all consents, approvals, notices, filings and registrations which are necessary under any applicable laws or regulations (other than laws or regulations of the United Kingdom) in order to permit the execution, delivery or performance of the Transaction Documents have been or will be duly made or obtained.

On the basis of the foregoing, and having regard to such legal considerations as we deem relevant and subject as set out below, we are of the opinion that the Notes will, when duly executed, authenticated, delivered and paid for, and registered in the register maintained for that purpose, constitute valid, binding and enforceable obligations of the Issuer.

The expression “enforceable” as used above means that the obligations referred to are of a type which English courts enforce.  It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms.  In particular, but without limitation:

(a)
The opinion set forth above as regards the binding effect and validity of the obligations and their enforceability against the contracting parties is subject to all limitations resulting from the laws of bankruptcy, administration, liquidation, insolvency, reorganisation, suretyship or similar laws of general application affecting creditors’ rights.

The Toronto-Dominion Bank et al., p. 4

(b)	Enforcement may be limited by general principles of equity. For example, equitable remedies may not be available where damages are considered to be an adequate remedy.

(c)
Where any obligations of any person are to be performed or observed in jurisdictions outside England and Wales, or by a person subject to the laws of a jurisdiction outside England and Wales, such obligations may not be enforceable under English law to the extent that performance or observance thereof would be illegal or contrary to public policy under the laws of any such jurisdiction.

(d)
If the performance of the payment obligations of the Issuer under the Notes in respect of which the subscription moneys, interest and principal are not all payable in the same currency is contrary to the exchange control regulation of any country in whose currency such amounts are payable, those obligations may be unenforceable in England by reason of Section 2(b) of Article VIII of the International Monetary Fund Agreement and the Bretton Woods Agreements Order in Council 1946.

(e)
Where any person is vested with discretion, or may determine any matter in its opinion, English law may require that such discretion is exercised reasonably or that such opinion is based on reasonable grounds.

(f)	Enforcement of rights may be or become limited by prescription or by the lapse of time or may be or become subject to defences of set-off or counterclaim.

(g)
An English court is able, where the amount of a claim is denominated in a currency other than sterling, to give judgment in that other currency, as a matter of current procedural practice and at its own discretion.

(h)
Notwithstanding any exclusive submission to jurisdiction in the Transaction Agreements, where the same cause of action is brought between the same parties in more than one court, any court other than the one in which proceedings are first brought may have to stay proceedings until the first court determines its jurisdiction.

(i)
Except in those cases where jurisdiction is determined in accordance with Council Regulation (EC) n°44/2001 on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters, the provisions of the Brussels Convention on jurisdiction in civil and commercial matters of 1968 or the provisions of the Lugano Convention on jurisdiction and the enforcement of judgments in civil and commercial matters of 1988, an English court has power to stay an action where it is shown that it can, without injustice to the plaintiff, be tried in a more convenient forum. However, such power may not be exercisable in all circumstances.  For example, an English court may not be able to stay proceedings where the defendant is domiciled in England and the alternative jurisdiction is outside the European Union.

The Toronto-Dominion Bank et al., p. 5

(j)
Any provision providing that any calculation, certification, determination, notification, minute or opinion will be conclusive and binding will not be effective if such calculation, certification, determination, notification, minute or opinion is fraudulent or made on an unreasonable or arbitrary basis or in the event of manifest error despite any provision to the contrary and it will not necessarily prevent judicial enquiry into the merits of any claim by any party thereto.

(k)	Any provision for the payment of liquidated damages, compensation, additional interest or similar amounts might be held to be unenforceable on the ground that it is a penalty.

(l)	Any undertaking or indemnity may be void insofar as it relates to stamp duty payable in the United Kingdom.

(m)
An English court may refuse to give effect to any provision of an agreement that amounts to an indemnity in respect of the costs of enforcement or of unsuccessful litigation brought before an English court or where the court has itself made an order for costs.

(n)
Any question as to whether or not any provision of any agreement or instrument which is illegal, invalid, not binding, unenforceable or void may be severed from the other provisions thereof in order to save those other provisions would be determined by an English court in its discretion.

(o)
There is some possibility that an English court would hold that a judgment on a particular agreement or instrument, whether given in an English court or elsewhere, would supersede such agreement or instrument to all intents and purposes, so that any obligation thereunder which by its terms would survive such judgment might not be held to do so.

(p)
Any person who is not a party to a contract may not be able to enforce any provisions of that contract that are expressed to be for the benefit of that person if and to the extent that the Contracts (Rights of Third Parties) Act 1999 has been disapplied.

(q)
In the case of agreements that are not required by law to be in writing or evidenced in writing, any provision of an agreement under hand may be amended by oral agreement or waived between the parties or by the conduct of the parties, notwithstanding any provision to the contrary.  The most common example of a financing agreement that is required to be evidenced in writing is a guarantee.

The Toronto-Dominion Bank et al., p. 6

(r)
Any transfer of, or payment in respect of, security involving the government of any country which is currently the subject of United Nations sanctions, any person or body resident in, incorporated in or constituted under the laws of any such country or exercising public functions in any such country or any person or body controlled by any of the foregoing or by any person acting on behalf of any of the foregoing may be subject to restrictions pursuant to such sanctions as implemented in English law.

(s)	The effectiveness of terms exculpating a party from a liability or duty otherwise owed is limited by law.

We express no opinion as to any agreement, instrument or other document other than as specified in this letter, or as to any liability to tax which may arise or be incurred as a result of or in connection with the Notes or their creation, issue, offer or any other transaction other than as set out above.

The opinion set out in this opinion letter is limited to the laws of England as currently applied by the courts in England and is given on the basis that this opinion letter will be governed by and construed in accordance with English law.

This opinion is given on the basis that there will be no amendment to or termination or replacement of the documents and the opinions expressed to have been reviewed by us above and on the basis of English law in force as at the date of this opinion.  This opinion is also given on the basis that we undertake no responsibility to notify any addressee of this opinion of any change in English law after the date of this opinion.

We are furnishing this letter to you at the request of the Dealers and this letter is solely for your benefit.  This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose, except that it may be filed as an exhibit to the report that you will file pursuant to Regulation AD in respect of the distribution of the Notes.  We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By     /s/ Simon Ovenden
Simon Ovenden, a Partner